FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

June 30, 2021

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2021 of Videotron Ltd.

QUARTERLY REPORT

2021 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2021 – June 30, 2021

August 11, 2021

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2021 and 2020

(unaudited)

Condensed consolidated financial statements

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MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 2021

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2021 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2020 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and cash flows from operations, and key performance indicators, such as revenue-generating unit (“RGU”) and average billing per unit (“ABPU”). Definitions of the non-IFRS measures and the key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. In May 2021, the Québec government gradually announced the stages of its reopening plan, which extend over a period of several months. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has provided essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the future evolution of the pandemic, including a possible new wave, the full impact of the health crisis cannot be determined with certainty.

The impact of the COVID-19 health crisis on the Corporation’s operating results in the second quarter of 2021 is analyzed in greater detail in this management discussion and analysis report. It is difficult at this stage to foresee all the consequences of this crisis, including the potential effects of another wave. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during quarters preceding the health crisis may not be indicative of future growth.

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Highlights

Second quarter 2021

Revenues: $928.4 million, a $59.3 million (6.8%) increase.

Adjusted EBITDA: $481.5 million, a $17.9 million (3.9%) increase.

Net income attributable to shareholders: $161.3 million, a $48.4 million decrease.

Cash flows from operations: $330.1 million, a $7.3 million (2.3%) increase.

Cash flows provided by continuing operating activities: $249.5 million, a $185.3 million (-42.6%) decrease.

Year to date

Revenues: $1.84 billion, a $98.6 million (5.7%) increase.

Adjusted EBITDA: $932.4 million, a $33.3 million (3.7%) increase.

Net income attributable to shareholders: $329.3 million, a $30.3 million decrease.

Cash flows from operations: $643.0 million, a $17.7 million (2.8%) increase.

Cash flows provided by continuing operating activities: $531.9 million, a $222.2 million (-29.5%) decrease.

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Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Revenues
Internet	$301.8	$276.1	$598.4	$553.6
Television	211.3	227.8	424.5	460.9
Mobile Telephony	174.8	159.7	345.3	319.9
Wireline Telephony	80.7	86.9	161.4	169.7
Mobile equipment sales	63.0	51.8	123.5	99.6
Wireline equipment sales	50.2	22.1	96.9	50.4
Other	46.6	44.7	92.4	89.7
	928.4	869.1	1,842.4	1,743.8
Employee costs	(101.7)	(100.7)	(206.2)	(203.6)
Purchase of goods and services	(345.2)	(304.8)	(703.8)	(641.1)
Adjusted EBITDA[1]	481.5	463.6	932.4	899.1
Depreciation and amortization	(180.1)	(181.2)	(359.2)	(364.8)
Financial expenses	(56.9)	(50.9)	(112.7)	(109.3)
(Loss) gain on valuation and translation of financial instruments	(0.4)	(0.4)	(0.5)	0.5
Restructuring of operations and other items	2.6	(7.3)	0.5	(10.0)
Loss on debt refinancing	(40.1)	–	(40.1)	–
Income taxes	(45.3)	(49.6)	(91.0)	(91.3)
Income from discontinued operations	–	35.5	–	35.5
Net income	$161.3	$209.7	$329.4	$359.7

1 See « Non-IFRS Financial Measures »

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	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Additions to property, plant and equipment and to intangible assets[1]
Additions to property, plant and equipment	$113.6	$93.6	$213.0	$182.5
Additions to intangible assets	37.8	47.2	76.4	91.3
	151.4	140.8	289.4	273.8
Cash flows
Cash flows from operations[1]:	$330.1	$322.8	$643.0	$625.3
Cash flows provided by continuing operating activities	249.5	434.8	531.9	754.1

			June 30 2021	Dec. 31 2020
Balance sheet
Cash and cash equivalents			$1,416.3	$74.0
Working capital			546.4	(199.4)
Net assets related to derivative financial instruments			270.0	325.3
Total assets			9,721.6	8,119.6
Total debt (current and long-term)			6,047.8	4,111.5
Lease liabilities (current and long-term)			152.4	142.3
Subordinated loan from parent corporation			1,595.0	1,595.0
Equity attributable to shareholders			(257.2)	188.1

•	The Telecommunications segment grew its revenues by $59.3 million (6.8%) and its adjusted EBITDA by $17.9 million (3.9%) in the second quarter of 2021.

•	Videotron increased its revenues from wireline equipment ($28.1 million or 127,1%), mobile services and equipment ($26.3 million or 12.4%) and Internet access ($25.7 million or 9.3%) in the second quarter of 2021.

•	There was an increase of 27,200 subscriber connections (1.8%) to the mobile telephony service and 5,300[2] subscriptions (0.3%) to the Internet access service in the second quarter of 2021.

•	On July 29, 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country for an investment of nearly $830 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.

•	On May 27, 2021 the Canadian Radio television and Telecommunications Commission (“CRTC”) rendered its decision regarding final rates for aggregated wholesale high-speed access services and restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

•	On May 26, 2021, Videotron announced the upcoming launch of Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai will be launched in 2021 with thousands of hours of all-French, on-demand content, including more than 40 first-run exclusive original Québec productions.

•	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020. With its increased speed, expanded connectivity and minimal latency, 5G will open up a world of possibilities for Québec City customers.

1 See « Non-IFRS Financial Measures »

2 The number for the end of the first quarter of 2021 has been lowered by 2,500 customers to correct an irregularity discovered in the RGU growth compilation systems.

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•	On April 15, 2021, the CRTC announced that some telecommunications providers may be given access to the wireless networks of Canada’s major carriers in order to offer Canadians greater choice and more options at affordable prices. As a result, regional carriers that invest in network infrastructure and spectrum will be able to offer competitive services as mobile virtual network operators in regions where competition is limited.

•	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will now have access to Videotron’s network and its line of products and services.

Financing operations

•	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. These Senior Notes were redeemed in July 2021 and the related hedging contracts were unwound for a total cash consideration of $838.1 million.

Senior management

•	On June 4, 2021, Jean-François Pruneau resigned as President and Chief Executive Officer of Videotron to pursue personal investment projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, took over as President of Videotron.

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ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2021/2020 second quarter comparison

Revenues: $928.4 million in the second quarter of 2021, a $59.3 million (6.8%) increase.

•	Revenues from mobile telephony services increased $15.1 million (9.5%) to $174.8 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue for each service.

•	Revenues from Internet access services increased $25.7 million (9.3%) to $301.8 million, due mainly to an increase in average per-subscriber revenues and subscriber base growth.

•	Revenues from television services decreased $16.5 million (-7.2%) to $211.3 million, due mainly to a decrease in average per-subscriber revenues and a decrease in the subscriber base.

•	Revenues from wireline telephony services decreased $6.2 million (-7.1%) to $80.7 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers increased $11.2 million (21.6%) to $63.0 million, mainly because of the increase in the number of mobile devices sold, combined with price increases.

•	Revenues from wireline equipment sales to customers increased $28.1 million to $50.2 million, mainly because of the increase in equipment sales related to the Helix platform, combined with price increases.

•	Other revenues increased $1.9 million (4.3%) to $46.6 million.

ABPU: Videotron’s total ABPU was $50.63 in the second quarter of 2021, compared with $49.62 in the same period of 2020, a $1.01 (2.0%) increase. Mobile ABPU was $50.30 in the second quarter of 2021, compared with $50.32 in the same period of 2020, a $0.02 decrease.

Customer statistics

RGUs – The total number of RGUs was 6,121,000 at June 30, 2021, a decrease of 20,2001 from the end of the first quarter of 2021 (compared with an increase of 15,000 in the same period of 2020), and a 12-month increase of 20,800 (0.3%) (Table 2).

Mobile telephony – The number of subscriber connections to mobile telephony services stood at 1,530,400 at June 30, 2021, an increase of 27,200 (1.8%) from the end of the first quarter of 2021 (compared with an increase of 35,100 in the same period of 2020), and a 12-month increase of 125,500 (8.9%) (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,810,200 at June 30, 2021, an increase of 5,3001 (0.3%) from the end of the first quarter of 2021 (compared with an increase of 15,900 in the same period of 2020), and a 12-month increase of 60,900 (3.5%) (Table 2). As of June 30, 2021, Videotron’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 3,020,900 homes and businesses passed by Videotron’s network as of June 30, 2021, up from 2,970,900 one year earlier) of 59.9% compared with 58.9% a year earlier.

Television – The number of subscribers to television services stood at 1,441,400 at June 30, 2021, a decrease of 16,1001 (-1.1%) from the end of the first quarter of 2021 (compared with a decrease of 14,800 in the same period of 2020), and a 12-month decrease of 55,900 (-3.7%) (Table 2). At June 30, 2021, television services had a household and business penetration rate of 47.7% versus 50.4% a year earlier.

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 872,400 at June 30, 2021, a decrease of 25,300 (-2.8%) from the end of the first quarter of 2021 (compared with a decrease of 21,700 in the same period of 2020), and a 12-month decrease of 104,100 (-10.7%) (Table 2). As of June 30, 2021, wireline telephony services had a household and business penetration rate of 28.9% versus 32.9% a year earlier.

Club illico – The number of subscribers to the Club illico over-the-top video service (“Club illico”) stood at 466,600 at June 30, 2021, a decrease of 11,300 (-2.4%) from the end of the first quarter of 2021 (compared with an increase of 500 in the same period of 2020), and a 12-month decrease of 5,600 (-1.2%) (Table 2).

[1]	The numbers of RGU’s for the end of the first quarter of 2021 have been lowered by 4,100 customers (2,500 to internet access services and 1,600 to television services) to correct an irregularity discovered in the RGU growth compilation systems.

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Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	June 2021	Mar. 2021	Dec. 2020	Sept. 2020	June 2020	Mar. 2020	Dec. 2019	Sept. 2019
Mobile telephony	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5	1,288.7
Internet[1]	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3	1,724.3
Television[1]	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8	1,545.2
Wireline telephony	872.4	897.7	924.7	947.8	976.5	998.2	1,027.3	1,052.7
Club illico	466.6	477.9	469.7	452.9	472.2	471.7	459.3	443.5
Total[1]	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2	6,054.4

[1]	The numbers of RGUs for the end of the first quarter of 2021 have been lowered by 4,100 customers (2,500 to Internet access services and 1,600 to television services) to correct an irregularity discovered in the RGU growth compilation systems.

Adjusted EBITDA: $481.5 million, a $17.9 million (3.9%) increase due primarily to:

•	impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	higher operating expenses, including advertising, customer service and technical quality, IT and engineering expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 48.1% in the second quarter of 2021 compared with 46.7% in the same period of 2020, mainly as a result of increases in some operating expenses.

Depreciation and amortization charge: $180.1 million in the second quarter of 2021, a $1.1 million decrease.

Financial expenses: $56.9 million in the second quarter of 2021, a $6.0 million increase caused mainly by higher average indebtedness, partially offset by the impact of lower average interest on long-term debt.

Loss on valuation and translation of financial instruments: $0.4 million in the second quarter of 2021, stable compared to the same period of 2020.

Gain on restructuring of operations and other items: $2.6 million in the second quarter of 2021, compared with a $7.3 million charge in the same period of 2020, a $9.9 million favourable variance.

•	A $0.9 million charge was also recognized in the second quarter of 2021 in connection with cost-reduction measures ($7.3 million in the second quarter of 2020). In addition, a $3.5 million gain on other items was recognized in the second quarter of 2021 (none in the second quarter of 2020).

Loss on debt refinancing: $40.1 million in the second quarter of 2021.

•	On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. As a result, a $40.1 million net loss was recorded in the consolidated statement of income in the second quarter of 2021.

Income tax expense: $45.3 million in the second quarter of 2021 (effective tax rate of 26.9%), compared with $49.6 million in the same period of 2020 (effective tax rate of 26.7%), an $4.3 million favourable variance caused mainly by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

Net income attributable to shareholders: $161.3 million in the second quarter of 2021, compared with $209.7 million in the same period of 2020, a decrease of $48.4 million.

•	The main unfavourable variances were:

o	$40.1 million unfavourable variance related to debt refinancing;

o	$35.5 million decrease in income from discontinued operations;

o	$6.0 million increase in financial expenses.

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•	The main favourable variances were:

o	$17.9 million increase in adjusted EBITDA;

o	$9.9 million favourable variance in the gain and charge for restructuring of operations and other items;

o	$4.3 million decrease in the income tax expense.

Cash flows from operations: $330.1 million in the second quarter of 2021, compared with $322.8 million in the same period of 2020 (Table 9). The $7.3 million increase was due to the $17.9 million increase in adjusted EBITDA and a $9.4 million decrease in additions to intangible assets, including decreased investment in IT systems, partially offset by a $20.0 million increase in additions to property, plant and equipment, including increased investment in the LTE-A network.

Cash flows provided by continuing operating activities: $249.5 million, a $185.3 million (-42.6%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

2021/2020 year to date comparison

Revenues: $1.84 billion, a $98.6 million (5.7%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2021 results.

•	Revenues from mobile telephony services increased $25.4 million (7.9%) to $345.3 million.

•	Revenues from Internet access services increased $44.8 million (8.1%) to $598.4 million.

•	Revenues from television services decreased $36.4 million (-7.9%) to $424.5 million.

•	Revenues from wireline telephony services decreased $8.3 million (-4.9%) to $161.4 million.

•	Revenues from mobile equipment sales to customers increased $23.9 million (24.0%) to $123.5 million.

•	Revenues from wireline equipment sales to customers increased $46.5 million (92.3%) to $96.9 million.

•	Other revenues increased $2.7 million (3.0%) to $92.4 million.

ABPU: Videotron’s total ABPU was $50.31 in the first half of 2021 compared with $49.76 in the same period of 2020, a $0.55 (1.1%) increase. Mobile ABPU was $50.12 in the first half of 2021, compared with $50.95 in the same period of 2020, an $0.83 (-1.6%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 public-health crisis and the popularity of “Bring Your Own Device” plans.

Customer statistics

RGUs – 26,900 (-0.4%) unit decrease in the first half of 2021 compared with an increase of 24,000 in the same period of 2020.

Mobile telephony – 49,300 (3.3%) subscriber-connection increase in the first half of 2021 compared with an increase of 74,400 in the same period of 2020.

Internet access – 13,400 (0.7%) subscriber increase in the first half of 2021 compared with an increase of 22,000 in the same period of 2020.

Television – 34,200 (-2.3%) decrease in the customer base in the first half of 2021 compared with a decrease of 34,500 in the same period of 2020.

Wireline telephony – 52,300 (-5.7%) subscriber-connection decrease in the first half of 2021 compared with a decrease of 50,800 in the same period of 2020.

Club illico – 3,100 (-0.7%) subscriber decrease in the first half of 2021 compared with an increase of 12,900 in the same period of 2020.

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Adjusted EBITDA: $932.4 million, a $33.3 million (3.7%) increase due primarily to:

•	impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	higher operating expenses, including advertising, customer service and technical quality, IT and engineering expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.4% in the first half of 2021 compared with 48.4% in the same period of 2020, mainly as a result of increases in some operating expenses.

Depreciation and amortization charge: $359.2 million in the first half of 2021, a $5.6 million decrease due primarily to lower spending related to the leasing of set-up boxes, offset by the amortization of investments made in our Helix platfom and IT projects.

Financial expenses: $112.7 million, a $3.4 million increase caused mainly by higher average indebtedness, partially offset by a favourable variance in the gain or loss on foreign currency translation of short-term monetary items and a lower average interest rate on long-term debt.

Loss on valuation and translation of financial instruments: $0.5 million in the first half of 2021 compared with a $0.5 million gain in the same period of 2020.

Gain on restructuring of operations and other items: $0.5 million in the first half of 2021, compared with a $10.0 million charge in the same period of 2020, a $10.5 million favourable variance.

•	A $2.2 million charge was also recognized in the first half of 2021 in connection with cost-reduction measures ($10.0 million in the first half of 2020). In addition, a $3.5 million gain on other items was recognized in the first half of 2021 (none in the first half of 2020). A $0.8 million charge for impairment of assets was also recognized in connection with various restructuring initiatives in the first half of 2021.

Loss on debt refinancing: $40.1 million in the first half of 2021, due to the same factors as those noted above under “2021/2020 second quarter comparison.”

Income tax expense: $91.0 million in the first half of 2021 (effective tax rate of 26.4%), compared with $91.3 million in the same period of 2020 (effective tax rate of 26.9%), a $0.3 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

Net income attributable to shareholders: $329.3 million in the first half of 2021, compared with $359.6 million in the same period of 2020, a decrease of $30.3 million.

•	The main unfavourable variances were:

o	$40.1 million unfavourable variance related to debt refinancing;

o	$35.5 million decrease in income from discontinued operations.

•	The main favourable variances were:

o	$33.3 million increase in adjusted EBITDA;

o	$10.5 million favourable variance in the gain and charge for restructuring of operations and other items.

Cash flows from operations: $643.0 million in the first half of 2021 compared with $625.3 million in the same period of 2020 (Table 9). The $17.7 million increase was due to the $33.3 million increase in adjusted EBITDA and a $14.9 million decrease in additions to intangible assets, including decreased investment in IT systems, partially offset by a $30.5 million increase in additions to property, plant and equipment, including increased investment in the LTE-A network.

Cash flows provided by continuing operating activities: $531.9 million, a $222.2 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

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CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2021

Cash flows provided by continuing operating activities: $249.5 million in the second quarter of 2021 compared with $434.8 million in the same period of 2020.

The $185.3 million decrease was mainly due to:

•	$204.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts payable, income tax payable, accounts receivable and inventory;

•	$5.8 million increase in the cash portion of financial expenses;

•	$4.5 million increase in current income taxes.

Partially offset by:

•	$17.9 million increase in adjusted EBITDA;

•	$9.9 million favourable variance in the cash portion of restructuring of operations and other items.

Year to date

Cash flows provided by continuing operating activities: $531.9 million in the first half of 2021 compared with $754.1 million in the same period of 2020.

The $222.2 million decrease was mainly due to:

•	$256.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in income tax payable, inventory and accounts receivable;

•	$7.8 million increase in current income taxes;

•	$3.1 million increase in the cash portion of financial expenses.

Partially offset by:

•	$33.3 million increase in adjusted EBITDA;

•	$11.3 million favourable variance in the cash portion of restructuring of operations and other items.

The unfavourable net change in income tax payable and in other non-cash items related to operating activities had an unfavourable impact on cash flows provided by continuing operating activities in the first half of 2021 compared with the same period of 2020, while the increased profitability had a favourable impact.

Working capital: $546.4 million at June 30, 2021 compared with negative $199.4 million at December 31, 2020. The $745.8 million favourable variance was due primarily to an increase in cash and cash equivalents related to the issuance of Senior Notes and recognition of the short-term receivable portion of derivative financial instruments, as well as favourable variances in accounts receivable, inventory and accounts payable, partially offset by an increase in the short-term portion of long-term debt.

Investing activities

Second quarter 2021

Cash flows used for additions to property, plant and equipment: $101.3 million in the second quarter of 2021 compared with $104.7 million in the same period of 2020. The $3.4 million decrease mainly reflects a $23.4 million favourable net change in current non-cash items, partially offset by increased investment in the LTE-A network.

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Cash flows used for additions to intangible assets: $42.1 million in the second quarter of 2021 compared with $41.1 million in the same period of 2020. The $1.0 million increase was mainly due to a $17.2 million unfavourable net change in current non-cash items, partially offset by decreased investment in IT systems.

Proceeds from disposal of assets: $2.6 million in the second quarter of 2021 compared with $0.3 million in the same period of 2020.

Business acquisitions: $6.7 million in the second quarter of 2021.

Year to date

Cash flows used for additions to property, plant and equipment: $208.9 million in the first half of 2021 compared with $178.3 million in the same period of 2020. The $30.6 million increase mainly reflects increased investment in the LTE-A network.

Cash flows used for additions to intangible assets: $93.4 million in the first half of 2021 compared with $136.2 million in the same period of 2020. The $42.8 million reduction was mainly due to a $27.9 million favourable net change in current non-cash items, combined with decreased investment in IT systems.

Proceeds from disposal of assets: $2.6 million in the first half of 2021 compared with $1.8 million in the same period of 2020.

Business acquisitions: $6.7 million in the first half of 2021.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $1.94 billion increase in the first half of 2021; $55.3 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt increases in the first half of 2021 essentially consisted of:

o	issuance on January 22, 2021 of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;

o	issuance on June 17, 2021 of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	Debt reductions in the first half of 2021 essentially consisted of:

o	$50.9 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $270.0 million at June 30, 2021 compared with $325.3 million at December 31, 2020. The $55.3 million net unfavourable variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On June 3, 2021, Videotron also issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. The Senior Notes were redeemed in July 2021 and the related hedging contracts were unwound for a total cash consideration of $838.1 million.

13

Financial Position

Net available liquidity: $2.08 billion at June 30, 2021 for the Corporation and its wholly owned subsidiaries, pro forma the redemption on July 6, 2021 of Videotron’s 5.000% Senior Notes in the aggregate principal amount of US$800.0 million, consisting of $1.50 billion in available unused revolving credit facilities and $576.9 million in cash and cash equivalents.

As of June 30, 2021, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2022	$991.8
2023	–
2024	743.9
2025	400.0
2026	375.0
2027 and thereafter	3,563.8
Total	$6,074.5

From time to time, The Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 6.5 years at June 30, 2021, pro forma the redemption on July 6, 2021 of Videotron’s 5.000% Senior Notes in the aggregate principal amount of US$800.0 million (5.1 years at December 31, 2020). After taking into account hedging instruments, debt consisted of approximately 96.5% fixed-rate debt (95.4% at December 31, 2020) and 3.5% floating-rate debt (4.6% at December 31, 2020), pro forma the redemption of Senior Notes on July 6, 2021.

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At June 30, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $150.0 million in common dividends to the parent corporation in the first six months of 2021 ($354.0 million in the same period of 2020). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Issuance of shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the three-month and six-month periods ended June 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $550.0 million and $700.0 million respectively.

14

Participation in 3500 MHz spectrum auction

On July 29, 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country for an investment of nearly $830 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Now that it holds 175 blocks of spectrum (for an average depth of 32 MHz) in the 3500 MHz band in four Canadian provinces outside Québec, Quebecor plans to roll out its mobile telephone service in some urban and rural areas in the rest of Canada.

15

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between June 30, 2021 and December 31, 2020

(in millions of Canadian dollars)

	June 30, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$1,416.3	$74.0	$1,342.3	Cash flows generated by financing activities
Accounts receivable	449.0	358.4	90.6	Current portion of government credits receivable for major capital projects and increase in equipment sales
Inventories	145.9	94.3	51.6	Impact of current variances in activity
Property, plant and equipment	2,837.7	2,879.5	(41.8)	Depreciation for the period less additions to property, plant and equipment
Derivative financial instruments[2]	270.0	325.3	(55.3)	See “Financing activities”

Other assets	252.8	287.3	(34.5)	Impact of current variances in operating and investing activities, including variances in current portion of government credits receivable for major capital projects
Liabilities

Accounts payable, accrued charges and provisions	$621.9	$608.0	$13.9	Impact of current variances in activity
Income taxes	32.6	59.1	(26.5)	Current disbursements less current income taxes for the period
Long-term debt, including short-term portion	6,047.8	4,111.5	1,936.3	See “Financing activities”
Other liabilities	191.2	252.6	(61.4)	Gain on remeasurement of defined benefit plans less an increase related to a revaluation of an asset decommissioning obligation

[1]	The “restricted cash” and “deferred subsidies” line items are combined for purposes of the analysis.

[2]	Current and long-term assets less long-term liabilities

16

ADDITIONAL INFORMATION

Contractual obligations

At June 30, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of June 30, 2021

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$6,074.5	$991.8	$743.9	$775.0	$3,563.8
Interest payments on long-term debt[3]	1,401.1	186.0	452.7	359.3	403.1
Lease liabilities	152.4	33.7	57.4	32.9	28.4
Interest payments on lease liabilities	21.4	6.1	8.3	4.2	2.8
Additions to property, plant and equipment and other commitments	597.6	170.4	164.7	95.2	167.3
Derivative financial instruments[4]	(227.9)	(192.3)	(81.7)	–	46.1
Total contractual obligations	$8,019.1	$1,195.7	$1,345.3	$1,266.6	$4,211.5

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2021.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging of the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporaton than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2021, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $27.6 million ($23.2 million in the same quarter of 2020), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.4 million ($1.0 million in the same quarter of 2020). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2021, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $55.8 million ($50.6 million in the same quarter of 2020), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $2.4 million ($2.3 million in the same quarter of 2020). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $11.0 million with its parent corporation in the second quarter of 2021 ($11.5 million in the same quarter of 2020). During the first six months of 2021, Videotron incurred management fees of $23.5 million ($24.0 million in the same period of 2020).

17

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2021 and December 31, 2020 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,074.5)	$(6,280.5)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	(4.7)	(4.7)	(8.0)	(8.0)
Cross-currency swaps	274.7	274.7	333.3	333.6

[1]	The carrying value of long-term debt excludes the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses and gains on valuation and translation of financial instruments for the second quarter and first half of 2021 and 2020 are summarized in Table 7.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Loss (gain) on the ineffective portion of fair value hedges	$0.4	$0.4	$0.5	$(0.5)
	$0.4	$0.4	$0.5	$(0.5)

18

A $0.1 million gain on cash flow hedges was recorded under “Other comprehensive (loss) income” in the second quarter of 2021 ($18.4 million loss in the same quarter of 2020). For the six months ended June 30, 2021, a gain of $0.5 million was recorded ($29.6 million in the same period of 2020).

Contingencies and legal disputes

On August 15, 2019, the CRTC issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

Non-IFRS Financial Measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

19

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Adjusted EBITDA	$481.5	$463.6	$932.4	$899.1
Depreciation and amortization	(180.1)	(181.2)	(359.2)	(364.8)
Financial expenses	(56.9)	(50.9)	(112.7)	(109.3)
(Loss) gain on valuation and translation of financial instruments	(0.4)	(0.4)	(0.5)	0.5
Restructuring of operations and other items	2.6	(7.3)	0.5	(10.0)
Loss on debt refinancing	(40.1)	–	(40.1)	–
Income taxes	(45.3)	(49.6)	(91.0)	(91.3)
Income from discontinued operations	–	35.5	–	35.5
Net income	$161.3	$209.7	$329.4	$359.7

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations are used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. Cash flows from operations are also relevant because they are a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

20

Table 9

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Adjusted EBITDA	$481.5	$463.6	$932.4	$899.1
Additions to property, plant and equipment[1]	(113.6)	(93.6)	(213.0)	(182.5)
Additions to intangible assets[2]	(37.8)	(47.2)	(76.4)	(91.3)
Cash flows from operations	$330.1	$322.8	$643.0	$625.3

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Additions to property, plant and equipment	$(113.6)	$(93.6)	$(213.0)	$(182.5)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	12.3	(11.1)	4.1	4.2
Cash flows used for additions to property, plant and equipment	$(101.3)	$(104.7)	$(208.9)	$(178.3)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Additions to intangible assets	$(37.8)	$(54.0)	$(76.4)	$(91.3)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.3)	12.9	(17.0)	(44.9)
Cash flows used for additions to intangible assets	$(42.1)	$(41.1)	$(93.4)	$(136.2)

21

Table 10

Cash flows from operations and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Cash flows from operations from Table 9	$330.1	$322.8	$643.0	$625.3
Plus (minus)
Additions to property, plant and equipment	113.6	93.6	213.0	182.5
Additions to intangible assets	37.8	47.2	76.4	91.3
Adjusted EBITDA	481.5	463.6	932.4	899.1

Plus (minus)
Cash portion of financial expenses	(55.2)	(49.4)	(109.4)	(106.3)
Cash portion related to restructuring of operations and other items	2.6	(7.3)	1.3	(10.0)
Current income taxes	(61.2)	(56.7)	(123.8)	(116.0)
Other	0.1	(1.7)	3.0	2.3
Net change in non-cash balances related to operating activities	(118.3)	86.3	(171.6)	85.0
Cash flows provided by continuing operating activities	$249.5	$434.8	$531.9	$754.1

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

22

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses and operating business units;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses and operating business units;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes, shortages or strikes:

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crisis, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

23

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2021	2020	2021	2020
Revenues
Internet		$301.8	$276.1	$598.4	$553.6
Television		211.3	227.8	424.5	460.9
Mobile telephony		174.8	159.7	345.3	319.9
Wireline telephony		80.7	86.9	161.4	169.7
Mobile equipment sales		63.0	51.8	123.5	99.6
Wireline equipment sales		50.2	22.1	96.9	50.4
Other		46.6	44.7	92.4	89.7
		928.4	869.1	1,842.4	1,743.8

Employee costs	2	101.7	100.7	206.2	203.6
Purchase of goods and services	2	345.2	304.8	703.8	641.1
Depreciation and amortization		180.1	181.2	359.2	364.8
Financial expenses	3	56.9	50.9	112.7	109.3
Loss (gain) on valuation and translation of financial instruments		0.4	0.4	0.5	(0.5)
Restructuring of operations and other items	4	(2.6)	7.3	(0.5)	10.0
Loss on debt refinancing	6	40.1	-	40.1	-
Income before income taxes		206.6	223.8	420.4	415.5

Income taxes (recovery):
Current		61.2	56.7	123.8	116.0
Deferred		(15.9)	(7.1)	(32.8)	(24.7)
		45.3	49.6	91.0	91.3

Income from continuing operations		161.3	174.2	329.4	324.2

Income from discontinued operations	12	-	35.5	-	35.5

Net income		$161.3	$209.7	$329.4	$359.7

Income from continuing operations attributable to
Shareholders		$161.3	$174.2	$329.3	$324.1
Non-controlling interests		-	-	0.1	0.1

Net income attributable to
Shareholders		$161.3	$209.7	$329.3	$359.6
Non-controlling interests		-	-	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

24

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2021	2020	2021	2020
Income from continuing operations		$161.3	$174.2	$329.4	$324.2

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		0.1	(18.4)	0.5	29.6
Deferred income taxes		2.1	5.4	3.0	(6.3)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain		(4.0)	(39.0)	98.5	(39.0)
Deferred income taxes		1.0	10.0	(26.2)	10.0

Reclassification to income:
Gain related to cash flow hedges		(1.0)	-	(1.0)	-
Deferred income taxes		0.6	-	0.6	-

		(1.2)	(42.0)	75.4	(5.7)

Comprehensive income from continuing operations		160.1	132.2	404.8	318.5

Income from discontinued operations	12	-	35.5	-	35.5

Comprehensive income		$160.1	$167.7	$404.8	$354.0

Comprehensive income from continuing operations attributable to
Shareholders		$160.1	$132.2	$404.7	$318.4
Non-controlling interests		-	-	0.1	0.1

Comprehensive income attributable to
Shareholders		$160.1	$167.7	$404.7	$353.9
Non-controlling interests		-	-	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

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VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders			Equity
			Accumulated	attributable
			other	to non-
	Capital		comprehensive	controlling	Total
	stock	Deficit	loss	interests	equity
	(note 7)		(note 9)
Balance as of December 31, 2019	$1,008.8	$(839.1)	$(48.7)	$0.5	$121.5
Net income	-	359.6	-	0.1	359.7
Other comprehensive loss	-	-	(5.7)	-	(5.7)
Issuance of common shares	3.3	-	-	-	3.3
Dividends	-	(354.0)	-	(0.2)	(354.2)
Balance as of June 30, 2020	1,012.1	(833.5)	(54.4)	0.4	124.6
Net income	-	368.7	-	-	368.7
Other comprehensive loss	-	-	(51.3)	-	(51.3)
Issuance of common shares	3.5	-	-	-	3.5
Dividends	-	(257.0)	-	-	(257.0)
Balance as of December 31, 2020	1,015.6	(721.8)	(105.7)	0.4	188.5
Net income	-	329.3	-	0.1	329.4
Other comprehensive income	-	-	75.4	-	75.4
Reduction of paid-up capital	(700.0)	-	-	-	(700.0)
Dividends	-	(150.0)	-	(0.1)	(150.1)
Balance as of June 30, 2021	$315.6	$(542.5)	$(30.3)	$0.4	$(256.8)

See accompanying notes to condensed consolidated financial statements.

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VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Six months ended
(unaudited)		June 30		June 30
	Note	2021	2020	2021	2020
Cash flows related to operating activities
Income from continuing operations		$161.3	$174.2	$329.4	$324.2
Adjustments for:
Depreciation of property, plant and equipment		137.1	143.9	274.3	288.2
Amortization of intangible assets		33.4	29.4	65.8	60.4
Depreciation of right-of-use assets		9.6	7.9	19.1	16.2
Loss (gain) on valuation and translation of financial instruments		0.4	0.4	0.5	(0.5)
Loss on debt refinancing	6	40.1	-	40.1	-
Impairment of assets	4	-	-	0.8	-
Amortization of financing costs	3	1.7	1.5	3.3	3.0
Deferred income taxes		(15.9)	(7.1)	(32.8)	(24.7)
Other		0.1	(1.7)	3.0	2.3
		367.8	348.5	703.5	669.1
Net change in non-cash balances related to operating activities		(118.3)	86.3	(171.6)	85.0
Cash flows provided by continuing operating activities		249.5	434.8	531.9	754.1

Cash flows related to investing activities
Business acquisition		(6.7)	-	(6.7)	-
Additions to property, plant and equipment		(101.3)	(104.7)	(208.9)	(178.3)
Additions to intangible assets		(42.1)	(41.1)	(93.4)	(136.2)
Proceeds from disposal of assets and others		2.6	0.3	2.6	1.8
Cash flows used in continuing investing activities		(147.5)	(145.5)	(306.4)	(312.7)

Cash flows related to financing activities
Net change in bank indebtedness		-	8.5	-	2.3
Net change under revolving facility		-	(42.2)	-	(74.4)
Issuance of long-term debt, net of financing costs	6	1,342.8	-	1,986.8	-
Repayment of lease liabilities		(10.6)	(10.3)	(19.9)	(19.3)
Dividends		(150.0)	(280.0)	(150.0)	(354.0)
Reduction in paid-up capital	7	(550.0)	-	(700.0)	-
Issuance of common shares	7	-	-	-	3.3
Dividends paid to non-controlling interests		-	-	(0.1)	(0.2)
Cash flows provided by (used in) continuing financing activities		632.2	(324.0)	1,116.8	(442.3)

Cash flows provided by (used in) continuing operations		734.2	(34.7)	1,342.3	(0.9)

Cash and cash equivalents at beginning of period		682.1	36.2	74.0	2.4
Cash and cash equivalents at end of period		$1,416.3	$1.5	$1,416.3	$1.5

Cash and cash equivalents consist of
Cash		$1,415.5	$0.4	$1,415.5	$0.4
Cash equivalents		0.8	1.1	0.8	1.1
		$1,416.3	$1.5	$1,416.3	$1.5

Interest and taxes reflected as operating activities
Cash interest payments		$67.7	$69.2	$105.0	$106.6
Cash income tax payments (net of refunds)		50.7	(0.1)	150.2	17.5

See accompanying notes to condensed consolidated financial statements.

27

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		June 30	December 31
	Note	2021	2020
Assets

Current assets
Cash and cash equivalents		$1,416.3	$74.0
Restricted cash	5	206.3	-
Accounts receivable		449.0	358.4
Contract assets		175.9	174.9
Amounts receivable from affiliated corporations		16.9	12.7
Inventories		145.9	94.3
Derivative financial instruments		193.4	-
Other current assets		136.7	129.0
		2,740.4	843.3

Non-current assets
Property, plant and equipment		2,837.7	2,879.5
Intangible assets		1,352.6	1,351.4
Goodwill		542.4	538.1
Right-of-use assets		121.6	111.3
Derivative financial instruments		119.1	353.7
Investments		1,595.0	1,595.0
Promissory note to the parent corporation		160.0	160.0
Other assets		252.8	287.3
		6,981.2	7,276.3
Total assets		$9,721.6	$8,119.6

Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions		$621.9	$608.0
Amounts payable to affiliated corporations		27.3	67.9
Deferred subsidies	5	206.3	-
Deferred revenue		280.4	275.7
Income taxes		32.6	59.1
Current portion of lease liabilities		33.7	32.0
Current portion of long-term debt	6	991.8	-
		2,194.0	1,042.7

Non-current liabilities
Long-term debt	6	5,056.0	4,111.5
Derivative financial instruments		42.5	28.4
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		118.7	110.3
Deferred income taxes		781.0	790.6
Other liabilities		191.2	252.6
		7,784.4	6,888.4

Equity
Capital stock	7	315.6	1,015.6
Deficit		(542.5)	(721.8)
Accumulated other comprehensive loss	9	(30.3)	(105.7)
Equity attributable to shareholders		(257.2)	188.1
Non-controlling interests		0.4	0.4
		(256.8)	188.5
Contingencies	11
Subsequent events	13

Total liabilities and equity		$9,721.6	$8,119.6

See accompanying notes to condensed consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. In May 2021, the Québec government gradually announced the stages of its reopening plan, which extend over a period of several months. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has provided essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the future evolution of the pandemic, including a possible new wave, the full impact of the health crisis cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2020 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on August 4, 2021.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2021.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Employee costs	$150.6	$151.8	$302.0	$305.7
Less employee costs capitalized to property, plant and equipment and intangible assets	(48.9)	(51.1)	(95.8)	(102.1)
	101.7	100.7	206.2	203.6
Purchase of goods and services
Royalties and rights	99.6	102.4	200.7	206.0
Cost of products sold	113.0	86.5	225.6	175.0
Subcontracting costs	37.7	29.3	80.9	62.3
Marketing and distribution expenses	14.5	8.6	28.5	22.4
Other	80.4	78.0	168.1	175.4
	345.2	304.8	703.8	641.1
	$446.9	$405.5	$910.0	$844.7

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Third parties:
Interest on long-term debt	$58.1	$51.1	$112.6	$102.8
Amortization of financing costs	1.7	1.5	3.3	3.0
Interest on net defined benefit liability	1.4	1.1	2.7	2.2
(Gain) loss on foreign currency translation on short-term monetary items	(2.2)	(1.7)	(3.5)	2.9
Interest on lease liabilities	1.4	0.9	2.8	2.1
Other	(1.5)	(0.1)	(1.3)	0.1
	58.9	52.8	116.6	113.1
Affiliated corporations:
Interest expense	37.7	37.8	75.1	75.6
Dividend income	(38.1)	(38.2)	(75.9)	(76.4)
Interest on lease liabilities	0.4	0.5	0.8	1.0
Interest income	(2.0)	(2.0)	(3.9)	(4.0)
	(2.0)	(1.9)	(3.9)	(3.8)
	$56.9	$50.9	$112.7	$109.3

30

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2021, charges of $0.9 million and $2.2 million were recorded in connection with cost reduction initiatives ($7.3 million and $10.0 million in 2020), while an impairment charge on assets of $0.8 million was also recorded in the six-month period ended June 30, 2021 (none in 2020).

In addition, during the respective three-month and six-month periods ended June 30, 2021, the Corporation also recorded gains related to other items of $3.5 million (none in 2020).

5.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian Government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash with a corresponding amount recorded as deferred subsidies in the consolidated balance sheet. During the respective three-month and six-month periods ended June 30, 2021, $4.4 million and $9.9 million of these deferred subsidies were recognized in reduction of the additions to property, plant and equipment, upon the realization of the required investments.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

6.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2021	December 31, 2020
Total long-term debt	$6,074.5	$4,120.0
Change in fair value related to hedged interest rate risk	12.4	16.8
Financing costs, net of amortization	(39.1)	(25.3)
	6,047.8	4,111.5
Less current portion	(991.8)	-
	5,056.0	4,111.5

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On June 3, 2021, Videotron issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $40.1 million was recorded in the consolidated statement of income in the second quarter of 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed, and the related hedging contracts were unwound, for a total cash consideration of $838.1 million.

On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the Notes and at a decreasing premium thereafter. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes denominated in U.S. dollars by using cross-currency swaps.

As of June 30, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,111.9 million ($2,561.8 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $274.7 million ($333.3 million as of December 31, 2020).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2020	10,718,327	1,015.6
Reduction of paid-up capital	-	(700.0)
Balance as of June 30, 2021	10,718,327	$315.6

Issuance of common shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the three-month and six-month periods ended June 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $550.0 million and $700.0 million respectively.

33

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the six-month period ended June 30, 2021:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2020	1,467,700	$30.56
Cancelled	(130,000)	30.01
As of June 30, 2021	1,337,700	30.61
Vested options as of June 30, 2021	–	$–

Quebecor Media Inc.
As of December 31, 2020	30,000	$64.31
Exercised	(9,000)	58.34
As of June 30, 2021	21,000	$66.87
Vested options as of June 30, 2021	21,000	$66.87

During the three-month period ended June 30, 2021, 5,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.3 million (no stock options in 2020). During the six-month period ended June 30, 2021, 9,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.4 million (12,750 stock options for a cash consideration of $0.8 million in 2020).

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) are based on Quebecor Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. As of June 30, 2021, 85,530 DSUs were outstanding under these plans. During the first quarter of 2020, a cash consideration of $1.6 million was paid relating to the performance share unit plan terminated in 2020.

Stock-based compensation expense

For the three-month period ended June 30, 2021 a net reversal of charge related to all stock-based compensation plans was recorded in the amount of $0.8 million (a net charge of $0.6 million in 2020). For the six-month period ended June 30, 2021, a reversal of charge related to all stock-based compensation plans was recorded in the amount of $0.1 million (a net charge of $0.2 million in 2020).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2019	$33.0	$(81.7)	$(48.7)
Other comprehensive income (loss)	23.3	(29.0)	(5.7)
Balance as of June 30, 2020	56.3	(110.7)	(54.4)
Other comprehensive loss	(35.5)	(15.8)	(51.3)
Balance as of December 31, 2020	20.8	(126.5)	(105.7)
Other comprehensive income	3.1	72.3	75.4
Balance as of June 30, 2021	$23.9	$(54.2)	$(30.3)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8-year period.
[2]	The re-measurement gain in the consolidated statements of comprehensive income for the six-month period ended June 30, 2021 is mainly due to an increase in the discount rate since December 31, 2020.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,074.5)	$(6,280.5)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	(4.7)	(4.7)	(8.0)	(8.0)
Cross-currency interest rate swaps	274.7	274.7	333.3	333.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

11.	CONTINGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

12.	DISCONTINUED OPERATIONS

In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions to the sale price were achieved in connection to the 4Degrees Colocation Inc. data center operations sold in 2019.

13.	SUBSEQUENT EVENT

On July 29, 2021, the Corporation has announced an investment of nearly $830.0 million in the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.

36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: August 11, 2021